Branch 18
811-7758

40 - 33

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

04044414

SEC MAIL PROCESSING SECTION RECEIVED OCT 01 2004 WASH. D.C. 179

September 17, 2004

AIM INTERNATIONAL FUNDS INC II

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., and A I M Distributors, Inc., one copy of **Plaintiff's Rule 26(a)(1) Initial Disclosures** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc., and A I M Distributors, Inc.*

Sincerely,

PROCESSED
OCT 06 2004
THOMSON FINANCIAL

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-091704SEC.doc
091704 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	**CIVIL ACTION FILE NO.: CV304-031**
v.	)	
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S RULE 26(a)(1) INITIAL DISCLOSURES

COMES NOW Plaintiff Herman C. Ragan, through counsel, and hereby submits his disclosures pursuant to Rule 26(a)(1) of the Federal Rules of Civil Procedure as follows:

A. Provide the name and, if know, the address and telephone number of each individual likely to have discoverable information that the disclosing party may use to support its claims or defenses, unless solely for impeachment, identifying the subjects of the information.

RESPONSE: The individuals likely to have discoverable information are:

(1) Plaintiff Herman C. Ragan, 5115 Forest Lake Road, Eastman, GA 31023-6551, Mr. Ragan will attest to his ownership in Defendants' mutual funds during which he was improperly charged 12b-1 fees;

(2) Members of the putative class, names and addresses to be determined during discovery;

(3) Individuals employed and/or associated with Defendants, names and addresses to

be determined during discovery;

(4) Robert W. McLeod, P.h.D., CFA, CFP, CLU, AVA, Financial Economics Consulting Group, Inc., 2316 University Blvd., Suite 100, Tuscaloosa, Alabama 35401; Dr. McCloud will attest to the propriety of Defendants' imposition of 12b-1 fees and/or the impact of thosc fees on investors; and

(5) Plaintiff intends to retain a forensic accountant; however, he has not yet made a determination regarding that individual(s), and reserves the right to supplement this response once a determination is made.

Plaintiff reserves the right to supplement these disclosures generally, as discovery progresses.

B. Provide a copy of, or a description by category and location of, all documents, data compilations, and tangible things in the possession, custody, or control of the party and that the disclosing party may use to support its claims or defense, unless solely for impeachment.

RESPONSE: At this time, Plaintiff is in possession of documents relating to the following:

(1) his ownership in Defendants' mutual funds during which he was improperly charged 12b-1 fees, such documents are in possession of Plaintiffs' Counsel;

(2) Plaintiff anticipates receiving documents during discovery supporting his allegations; and

(3) Plaintiff also anticipates that at the appropriate time expert reports will be rendered by Dr. McLeod and an as-yet undetermined forensic accountant(s).

Plaintiff reserves the right to supplement these disclosures as discovery progresses.

C. Provide a computation of any category of damages claimed by the disclosing party, making available for inspection and copying as under Rule 34 the documents or other evidentiary material, not privileged or protected from disclosure, on which such computation is based, including materials bearing on the nature and extent of injuries suffered.

RESPONSE: **Since Plaintiff has brought claims on behalf of himself and a class of similarly situated individuals, he will be unable to provide a damage computation until after completion of discovery. Plaintiff reserves the right to supplement these disclosures as discovery progresses.**

D. Provide for inspection and copying as under Rule 34 any insurance agreement under which any person carrying on an insurance business may be liable to satisfy part or all of a judgment which may be entered in the action or to indemnify or reimburse for payments made to satisfy the judgment.

RESPONSE: **Not applicable.**

John C. Bell, Jr.
Georgia State Bar No. 048600
Bell & James
945 Broad Street, 3rd Floor
P.O. Box 1547
Augusta, Georgia 30903-1547

K. Stephen Jackson
K. STEPHEN JACKSON, P.C.
Black Diamond Building
2229 First Avenue North
Birmingham, Alabama 35203

Andrew P. Campbell
Wendy T. Tunstill
CAMPBELL, WALLER & POER, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

COUNSEL FOR PLAINTIFF

CERTIFICATE OF SERVICE

I hereby certify that I have served a copy of the foregoing **PLAINTIFF'S RULE 26(a)(1) INITIAL DISCLOSURES,** upon opposing counsel by depositing same in the United States mail, with proper postage affixed thereto and addressed as follows:

Thomas W. Tucker, Esquire
TUCKER, EVERITT, LONG, BREWTON & LANIER
P. O. Box 2426
Augusta, GA 30903

Daniel A. Pollack, Esquire
Edward T. McDermott, Esquire
Anthony Zaccaria, Esquire
POLLACK & KAMINSKY
114 West 47th Street
New York, NY 10036

This 31st day of August, 2004.

John C. Bell, Jr.
Counsel for Plaintiff